DRAFT

STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

August __, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (33-40682; 811-06312)
Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Company"), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), is Pre-Effective Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form N-14 filed with the Securities and Exchange Commission (the "Commission") on June 29, 2011 (the "N-14 Registration Statement").  The Amendment contains a prospectus/proxy statement (the "Prospectus/Proxy") and statement of additional information (the "SAI"), which reflect a proposal to the shareholders of Grubb & Ellis AGA Realty Income Fund, Grubb & Ellis AGA U.S. Realty Fund and Grubb & Ellis AGA International Realty Fund (each, a "Fund" or collectively, the "Funds"), series of the Trust for Professional Managers, to transfer each Fund's assets to Lazard U.S. Realty Income Portfolio, Lazard U.S. Realty Equity Portfolio and Lazard International Realty Equity Portfolio (each, a "Successor Fund" or collectively, the "Successor Funds"), respectively, in exchange for Open Shares of the corresponding Successor Fund and the assumption by the Successor Fund of the Fund's stated liabilities.

The Prospectus/Proxy and SAI contained in the Amendment are marked to show changes made in response to comments of the Commission's staff (the "Staff") on the versions of the Prospectus/Proxy and SAI included as part of the N-14 Registration Statement that were provided to the undersigned by Deborah O'Neal-Johnson and Laura Hatch of the Staff via telephone on July 27, 2011.  The Amendment also includes (1) changes to conform relevant sections of the Prospectus/Proxy to changes made in the Successor Funds' prospectus that, when effective, will form part of the Company's Registration Statement on Form N-1A, pursuant to comments from the Staff and (2) certain other non-material and conforming changes.

For the convenience of the Staff and for completeness purposes, the Staff's comments have been restated below in their entirety, and the Company's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.  Unless specifically noted otherwise, all Staff comments and responses thereto apply to all of the Funds and/or the Successor Funds, as the case may be.

Questions and Answers

1.
Staff Comment:  Regarding the question "Will the proposed Reorganizations result in a higher management fee or higher total fund expenses?" please remove "No." at the beginning of the response and add additional disclosure that, for the Successor Realty Equity Fund, Total Annual Fund Operating Expenses are estimated to be higher than the actual Total Annual Fund Operating Expenses for the Realty Equity Fund.

Response:  The relevant sentence has been revised as follows:

Each Successor Fund has a lower management fee and lower per share operating expenses than the corresponding Fund, after fee waivers and expense reimbursements (for Lazard U.S. Realty Equity Portfolio, Total Annual Fund Operating Expenses are estimated to be higher than such expenses for the corresponding Fund for the fiscal year ended May 31, 2011, but shareholders will only bear the lower expenses after giving effect to the fee waivers and expense reimbursements).

Prospectus/Proxy

Summary—Proposed Transaction

2.	Staff Comment: Please disclose that the Company will comply with Section 15(f) of the 1940 Act, as applicable to the Successor Funds.

Response:  The following paragraph has been added at the end of "Summary—Proposed Transaction":

The Reorganizations are being proposed in connection with an agreement entered into by Alesco and Lazard pursuant to which Lazard has agreed to purchase substantially all of the assets associated with the investment advisory business of Alesco, assuming satisfaction of the terms of the agreement.  In the agreement, each of Alesco and Lazard agree not to take, and to use its reasonable best efforts to cause its affiliates not to take, any action not contemplated by the agreement that would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the 1940 Act not to be met in respect of the agreement and the transactions contemplated thereunder.  Section 15(f) provides in substance that when a sale of a controlling interest in an investment adviser of a registered investment company occurs, the investment adviser or any of its affiliated persons may receive any amount or benefit in connection with the sale so long as the following conditions are satisfied:  (1) during the three-year period following the completion of the transaction, at least 75% of the investment company's board of directors must not be "interested persons" (as defined in the 1940 Act) of the investment adviser or predecessor adviser and (2) an "unfair burden" must not be imposed on the investment company as a result of the transaction relating to the sale of such interest, or any express or implied terms, conditions or understandings applicable thereto.  The term "unfair burden" (as defined in the 1940 Act) includes any arrangement during the two-year period after the transaction whereby the investment adviser (or predecessor or successor adviser), or any "interested person" (as defined in the 1940 Act) of such an adviser, receives or is entitled to receive any compensation, directly or indirectly, (a) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of an investment company, other than bona fide ordinary compensation as principal underwriter, or (b) from an investment company or its security holders for other than bona fide investment advisory or other services.

Summary—Comparison of the Funds and the Successor Funds

3.
Staff Comment:  Please confirm whether all differences in the non-fundamental investment policies of the Funds and the Successor Funds are described under "Investment Objectives and Principal Investment Strategies."

Response:  Differences in non-fundamental investment policies that are included in the prospectus that forms or will form part of the relevant Registration Statement on Form N-1A of either the Funds or the Successor Funds are described in this section.  Policies that are not material to current principal investment strategies of a Fund or its corresponding Successor Fund are not described in the Prospectus/Proxy Statement.

4.
Staff Comment:  In the "Fees and Expenses" section, please move the example for each Fund and Successor Fund to directly follow the fee table relating to those funds, rather than grouping the three expense examples following all of the fee tables.

Response:  The requested change has been made.

5.
Staff Comment:  Please confirm that, in connection with the expense limitation arrangements described in a footnote to each Successor Fund's fee table (the "Expense Limitation Agreements"), Lazard does not retain a right to seek reimbursement from the Successor Fund for amounts waived or reimbursed by Lazard pursuant to the Successor Fund's Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and Lazard has advised us that it will not seek recoupment from any of the Successor Funds for the fee waivers and expense reimbursements as in effect pursuant to the Expense Limitation Agreement.

6.
Staff Comment:  Please clarify how the Company may exercise the ability to amend an Expense Limitation Agreement as described in a footnote to each Successor Fund's fee table.  Specifically, clarify that only the Company's Board of Directors may authorize amendment of the Expense Limitation Agreement on behalf of the Fund.

Response:  The relevant sentence has been revised as follows:

This agreement can only be amended by agreement of the Company, upon approval by the Company's Board of Directors, and Lazard to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between Lazard and the Company, with respect to the Successor Fund.

7.
Staff Comment:  Please provide a more specific comparison of the Funds' and Successor Funds' (a) distribution and purchase procedures and exchange rights (as required by Item 3(c)(2) of Form N-14) and (b) redemption procedures (as required by Item 3(c)(3) of Form N-14).

Response:  We have replaced the subsections "Sales Charges," "Purchase Procedures," "Distribution (12b-1) and Servicing Plans," "Redemption Procedures," "Redemption Fee," "Distributions" and "Shareholder Services" with the chart in Exhibit A attached hereto.

8.
Staff Comment:  Consider moving the subsection titled "Certain Organizational Differences Between the Successor Funds and the Funds" to follow the subsection "Investment Objectives and Principal Investment Strategies."

Response:  The subsection titled "Certain Organizational Differences Between the Successor Funds and the Funds" has been moved to follow the subsection "Investment Objectives and Principal Investment Strategies."

Reasons for the Reorganizations

9.	Staff Comment: Please revise the first sentence in the second bullet point to be clearer that expenses are lower only after giving effect to the Expense Limitation Agreement.

Response:  The sentence has been revised and an additional sentence has been added as follows:

The per share operating expenses of each Successor Fund will be lower than that of the corresponding Fund, in each case, after fee waivers and expense reimbursements (although, for the Successor Realty Equity Portfolio, Total Annual Fund Operating Expenses are estimated to be higher than such expenses for the Realty Equity Fund for the fiscal year ended May 31, 2011, but shareholders will only bear the lower expenses after giving effect to the fee waivers and expense reimbursements).

10.	Staff Comment: Please consider if the second sentence in the fourth bullet point is necessary or helpful. If the sentence is retained, please qualify this statement as being a belief of Lazard.

Response:  The sentence has been revised as follows:  "Lazard believes that, over the long-term, if this potential for a larger asset base is realized, it could reduce each of the Successor Fund's per share operating expenses, although this cannot be guaranteed."

11.	Staff Comment: Please revise the second sentence in the second paragraph after the bullet point list to correctly state that the Funds will be the accounting survivors of the Reorganizations.

Response:  This paragraph has been removed.

12.
Staff Comment:  In the third paragraph following the bullet point list, please confirm whether the Expense Limitation Agreement is for a two-year period or a three-year period as stated elsewhere in the Prospectus/Proxy Statement.

Response:  The disclosure has been revised to correctly refer to a three-year period for the Expense Limitation Agreement.

Information About the Reorganizations

13.	Staff Comment: Please describe any differences in valuation policies between the Funds and the Successor Funds.

Response:  The following disclosure has been added to the end of the first paragraph under "Plan of Reorganization:"

There are no material differences between the valuation practices of the Funds and the Successor Funds, except that the Successor Funds value securities not traded on the valuation date at the closing bid price and any securities not listed, for which current over-the-counter market quotations or bids are readily available, are valued at the last quoted bid price (or, if available, the mean of two such prices), while the Funds value securities for which there has been no sale on the primary exchange or on NASDAQ on the valuation day at the mean between the most recent bid and asked prices on such day.

Part C—Other Information

14.	Staff Comment: Footnote ** should have indicated, for all sub-items other than (12), that such exhibits would be filed by pre-effective amendment.

Response:  All exhibits previously indicated to be filed by post-effective amendment, except the Opinion and Consent of counsel regarding tax matters, are filed herewith in the Amendment.

General

15.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Company and its management are in possession of all facts relating to the Successor Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Company, on behalf of the Successor Funds, is filed with this letter.

*     *     *     *     *     *     *     *

Also filed with this letter are the acceleration requests from the Company and its principal underwriter, requesting acceleration of the effective date of the Amendment so that it becomes effective as soon as practicable on August __, 2011.

We hope the Staff finds this letter and the revisions in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6141 or Linda Y. Kim at 212.806.6173.

Very truly yours,

/s/ Janna Manes
Janna Manes

cc:  Linda Y. Kim

EXHIBIT A

Features of the Funds and the Successor Funds.  The following chart compares the primary features of the Funds and the Successor Funds relating to sales charges, distribution (12b-1) and servicing plans, purchase and redemption procedures, exchange rights, redemption fees and dividends and distributions.  For additional information, see "Shareholder Information" in the Successor Funds' Prospectus and in the Funds' Prospectus.  [The privileges you currently have with respect to your Fund account will transfer automatically to your Open Shares account in the corresponding Successor Fund.]

	Funds		Successor Funds

Sales charges	Initial sales charge of up to 5.00% of public offering price		No sales charge

Distribution (12b-1) and Servicing Plans	•	The Trust has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act	•	The Company has adopted a Distribution and Servicing Plan pursuant to Rule 12b-1 under the 1940 Act
	•	Each Fund is authorized to pay the distributor a fee for the sale and distribution of Fund shares of up to 0.25% of average daily net assets	•
Each Successor Fund pays the distributor a fee for advertising, marketing and distributing Open Shares and for the provision of certain services to the holders of Open Shares at the annual rate of 0.25% of average daily net assets

Purchase and Redemption Procedures	Minimum initial investment: $2,000 Minimum subsequent investment: $100		Minimum initial investment: $2,500 Minimum subsequent investment: $50 Individual retirement account (“IRA”) rollover/transfer: $2,500

	Shares may be purchased and redeemed through a financial institution or directly through the Funds’ transfer agent:		Shares may be purchased and redeemed through a brokerage account or directly through the Successor Funds’ transfer agent:
	•	by regular, overnight or express mail	•	by regular mail or overnight delivery
	•	by wire	•	by wire

	Shares may be redeemed by telephone if the account has been properly authorized		Shares may be redeemed by telephone if the account has been properly authorized

	Shareholder privileges include:		Shareholder privileges include:
	•	investing by telephone	•	investing by automated clearing house
	•	automatic investment plan	•	investing by wire
	•	IRAs	•	automatic investment plan
	•	systematic withdrawal plan	•	IRAs
			•	automatic reinvestment plan
			•	systematic withdrawal plan

Exchange Rights	Share exchanges may be made among the three Funds		Share exchanges may be made among the three Successor Funds and 17 other Lazard mutual funds

Redemption Fees	•	1.00% on shares held for 90 days or less	•	1.00% on shares held for 30 days or less
	•	Do not apply to reinvested dividends and automatic purchases and redemptions	•	First redeems shares acquired through reinvested dividends
	•	Calculated using “first-in, first-out” (“FIFO”) method (date of the redemption compared to the earliest purchase date of shares held in the account)	•	Then employs the FIFO method
	•	Fees retained by each Fund	•	Fees retained by each Successor Fund and used primarily to offset the transaction costs that short-term trading imposes on remaining shareholders
	•	Funds may waive, modify or eliminate the fee	•	Fee may be waived, modified or terminated without advance notice

Dividends and Distributions	•	For the Realty Income Fund, dividends from net investment income, if any, are paid quarterly	•	For the Successor Realty Income Fund, dividends from net investment income, if any, are paid quarterly
	•	For the Realty Equity and International Realty Funds, dividends from net investment income generally will be declared and paid annually	•	For the Successor Realty Equity and Successor International Realty Funds, dividends from net investment income generally will be declared and paid annually
	•	Net realized capital gains, if any, will be distributed at least annually and may be declared and paid more frequently	•	Net realized capital gains, if any, will be distributed at least annually and may be declared and paid more frequently

THE LAZARD FUNDS, INC.
30 Rockefeller Plaza
New York, New York  10112

August __, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (the "Company")
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments in this filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE LAZARD FUNDS, INC.

By:
Tamar Goldstein
Assistant Secretary

THE LAZARD FUNDS, INC.
30 Rockefeller Plaza
New York, New York  10112

August __, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (the "Company")
Registration Statement on Form N-14
(Registration Nos: 811-06312, 33-40682)

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the above-referenced Registration Statement be accelerated so that it will become effective as soon as it may be practicable on August __, 2011.

Very truly yours,

THE LAZARD FUNDS, INC.

By:
Tamar Goldstein
Assistant Secretary

LAZARD ASSET MANAGEMENT SECURITIES LLC
30 Rockefeller Plaza
New York, New York  10112

August __, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (the "Company")
Registration Statement on Form N-14
(Registration Nos: 811-06312, 33-40682)

As principal underwriter of the Company, we hereby join the Company in requesting that the effective date for Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-14 be accelerated so that it will become effective as soon as it may be practicable on August __, 2011.

Very truly yours,

LAZARD ASSET MANAGEMENT SECURITIES LLC

By:
Name:	Brian D. Simon
Title:	Chief Compliance Officer